UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 5)*


                              ANTARES PHARMA, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   036642106
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                                 (CUSIP Number)

Mitchell D. Kaye, Manager                           with a copy to:
Xmark Asset Management, LLC                         Steven E. Siesser, Esq.
152 West 57th Street                                Lowenstein Sandler PC
21st Floor                                          65 Livingston Avenue
New York, New York  10019                           Roseland, New Jersey  07068
(212) 247-8200                                      (973) 597-2506
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         036642106
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):
                       Xmark Asset Management, LLC
                               13-3954392
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check  if  Disclosure of  Legal Proceedings  Is Required  Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:   New York, United States

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    Number of                      7. Sole Voting Power:                  *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:             *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:          *
                                      ------------------------------------------
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:   2,101,610*
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12. Check if  the  Aggregate  Amount in  Row (11) Excludes  Certain  Shares (See
    Instructions):               Not Applicable

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13. Percent of Class Represented by Amount in Row (11):   5.3%*
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14. Type of Reporting Person (See Instructions):   IA

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*    The reporting  person is  Xmark Asset Management, LLC ("XAM"),  a  New York limited liability company. XAM's interest in the securities reported herein is limited to its pecuniary interest, if any, in Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd").

Xmark LP is the holder of: (i) 112,243 shares (the "Xmark LP Shares") of Common Stock, par value $0.01 per share (the "Common Stock"), of Antares Pharma, Inc., a Minnesota corporation (the "Company"); (ii) warrants (the "2003 Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark LP to purchase an aggregate of up to 238,125 shares of Common Stock at an exercise price of $1.00 per share (the "2003 Xmark LP Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark LP Warrants; and (iii) 22,481 shares (the "Xmark LP Series D Preferred Shares") of the Company's Series D Convertible Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"). Subject to certain restrictions contained in the Company's Certificate of Designations of Series D Preferred Stock (the "Certificate of Designations"), each Xmark LP Series D Preferred Share is convertible into ten shares of Common Stock, for an aggregate of 224,810 shares of Common Stock (the "Xmark LP Conversion Shares").

Xmark Ltd is the holder of: (i) 338,157 shares of Common Stock (the "Xmark Ltd Shares," and together with the Xmark LP Shares, the "Shares"); (ii) warrants (the "2003 Xmark Ltd Warrants," and together with the 2003 Xmark LP Warrants, the "2003 Warrants") which, subject to certain exercise restrictions contained therein, entitle Xmark Ltd to purchase an aggregate of up to 511,875 shares of Common Stock at an exercise price of $1.00 per share (the "2003 Xmark Ltd Warrant Shares," and together the 2003 Xmark LP Warrant Shares, the "2003 Warrant Shares"), which exercise price is subject to adjustment as set forth in the 2003 Xmark Ltd Warrant; and (iii) 67,640 shares of Series D Preferred Stock

(the "Xmark Ltd Series D Preferred Shares", and together with the Xmark LP Series D Preferred Shares, the "Preferred Shares"). Subject to certain restrictions contained in the Certificate of Designations, each Xmark Ltd Series D Preferred Share is convertible into ten shares of Common Stock, for an aggregate of 676,400 shares of Common Stock (the "Xmark Ltd Conversion Shares," and together with the Xmark LP Conversion Shares, the "Conversion Shares").

Prior to March 1, 2004, Xmark LP was the holder of warrants (the "Initial Xmark LP Warrants") which, subject to certain exercise restrictions contained therein, entitled Xmark LP to purchase up to an aggregate of 569,325 shares of Common Stock at an exercise price of $0.28 per share (the "Initial Xmark LP Warrant Shares"), and Xmark Ltd was the holder of warrants (the "Initial Xmark Ltd Warrants", and together with the Initial Xmark LP Warrants, the "Initial Warrants") which, subject to certain exercise restrictions contained therein, entitled Xmark Ltd to purchase an aggregate of up to 1,680,675 shares of Common Stock at an exercise price of $0.28 per share (the "Initial Xmark Ltd Warrant Shares," and together with the Initial Xmark LP Warrant Shares, the "Initial Warrant Shares"), which exercise prices are subject to adjustment as set forth in the Initial Warrants.

Each of the 2003 Warrants, the Initial Warrants and the Certificate of Designations provides that in no event shall such warrant or such Preferred Shares be exercisable for, or convertible into, shares of Common Stock to the extent that the issuance of 2003 Warrant Shares, Initial Warrant Shares and/or Conversion Shares thereunder, taking into account the Shares, would result in the "beneficial ownership" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder) by Xmark LP, Xmark Ltd, or their affiliates, of more than 9.99% of the Common Stock (the "Issuance Limitation"). Such Issuance Limitation may be waived by Xmark LP and/or Xmark Ltd upon 61 days written notice to the Company. The Issuance Limitation with respect to the Initial Warrants was waived on December 30, 2003. As a result of that waiver, the Issuance Limitation with respect to the 2003 Warrants and the Conversion Shares is currently ineffective.

On March 1, 2004, Xmark LP and Xmark Ltd fully exercised the Initial Warrants and were issued the Initial Warrant Shares. As a result, on March 1, 2004, Xmark LP became the holder of an additional 569,325 shares of Common Stock, and Xmark Ltd became the holder of an additional 1,680,675 shares of Common Stock.

XAM serves as investment manager for each of Xmark LP and Xmark Ltd. In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of August 20, 2004 for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 2,101,610 shares of Common Stock, or 5.3% of the Common Stock deemed issued and outstanding as of that date.

The total number of shares of Common Stock beneficially owned by XAM, including 2003 Warrant Shares and Conversion Shares is 2,101,610 or 5.3% of the outstanding shares of Common Stock as of August 20, 2004 (based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30,
2004). This does not include 30,000 shares of Common Stock and Warrants to acquire 349,999 shares of Common Stock owned by Sabbatical Ventures, LLC, a Delaware limited liability company ("Sabbatical"). Nor does this include the 20,000 shares of Common Stock and warrants to acquire 700,001 shares of Common Stock owned by certain employees of XAM. Sabbatical is controlled by Mitchell D. Kaye. Mr. Kaye is Manager of XAM. XAM disclaims beneficial ownership of the securities held by these employees and by Sabbatical. Sabbatical disclaims beneficial ownership of securities beneficially owned by each of XAM, Xmark LP and Xmark Ltd. XAM acquired these shares of Common Stock and the warrants to acquire these shares of Common Stock that were distributed to its employees and to Sabbatical pursuant to an Advisory Agreement, dated as of January 15, 2003. Mr. Kaye's interest in the securities reported herein is limited to his pecuniary interest in XAM, Xmark LP, Xmark Ltd and Sabbatical, if any.

The beneficial ownership reflected herein is as of August 20, 2004. The reporting person has engaged in additional transactions since that date. As a result, the reporting person is now the beneficial owner of less than five percent of the Company's Common Stock.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, as of August 10, 2004 there were 38,081,796 shares of Common Stock issued and outstanding. As of August 20, 2004, Xmark LP and Xmark Ltd own, in aggregate, 450,400 shares of Common Stock. As of August 20, 2004, based on the December 30, 2003 waiver of the Issuance Limitation, Xmark LP and Xmark Ltd beneficially own 2,101,610 shares of Common Stock, inclusive of the aforesaid 450,400 shares of Common Stock.

          XAM possesses sole power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Thus, as of August 20, 2004, for the purposes of Reg. Section 240.13d-3, XAM, the investment manager for each of Xmark LP and Xmark Ltd, may be deemed to beneficially own 2,101,610 shares of Common Stock, or 5.3% of the shares of Common Stock deemed issued and outstanding as of that date. This does not include 30,000 shares of Common Stock and Warrants to acquire 349,999 shares of Common Stock owned by Sabbatical Ventures, LLC, a Delaware limited liability company ("Sabbatical"). Nor does this include the 20,000 shares of Common Stock and warrants to acquire 700,001 shares of Common Stock owned by certain employees of XAM. Sabbatical is controlled by Mitchell D. Kaye. Mr. Kaye is Manager of XAM. XAM disclaims beneficial ownership of the securities held by these employees and by Sabbatical. Sabbatical disclaims beneficial ownership of securities beneficially owned by each of XAM, Xmark LP and Xmark Ltd. XAM acquired these shares of Common Stock and the warrants to acquire these shares of Common Stock that were distributed to its employees and to Sabbatical pursuant to an Advisory Agreement, dated as of January 15, 2003. Mr. Kaye's interest in the securities reported herein is limited to his pecuniary interest in XAM, Xmark LP, Xmark Ltd and Sabbatical, if any.

          On August 20, 2004, Xmark LP converted 22,460 Xmark LP Series D Preferred Shares into 224,460 shares of Common Stock, and Xmark Ltd converted 67,594 Xmark Ltd Series D Preferred Shares into 675,940 shares of Common Stock.

          In addition to the transactions described above, the following table details the transactions effected during the 60 days prior to August 20, 2004 in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by XAM or any person or entity controlled by XAM or any person or entity for which XAM possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction).


                                   I.  Xmark LP
                                   ------------

                                   (Purchases)

                                      NONE


                                     (Sales)


     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   June 29, 2004                      3,824                     $0.87
   June 30, 2004                     13,659                     $0.89
   July 01, 2004                      7,512                     $0.89

   July 02, 2004                     24,176                     $0.87
   July 06, 2004                      2,049                     $0.88
   July 26, 2004                      1,232                     $0.62
   July 26, 2004                     20,803                     $0.61
   August 20, 2004                  112,217                     $1.06


                                  II.  Xmark Ltd
                                  --------------

                                   (Purchases)

                                      NONE


                                     (Sales)


     Date                          Quantity                Price Per Share
     ----                          --------                ---------------

   June 29, 2004                     10,176                     $0.87
   June 30, 2004                     36,341                     $0.89
   July 01, 2004                     19,988                     $0.89
   July 02, 2004                     64,324                     $0.87
   July 06, 2004                      5,451                     $0.88
   July 26, 2004                      3,278                     $0.62
   July 26, 2004                     55,348                     $0.61
   August 20, 2004                  337,783                     $1.06


          The beneficial ownership reflected herein is as of August 20, 2004. The reporting person has engaged in additional transactions since that date. As a result, the reporting person is now the beneficial owner of less than five percent of the Company's Common Stock.


                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            August 30, 2004

                                            XMARK ASSET MANAGEMENT, LLC

                                            /s/ Mitchell D. Kaye
                                            ------------------------------------
                                            Mitchell D. Kaye, Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).